

John Burke · 3rd

Executive Engineer

-  University of Dayton

Painesville, Ohio, United States · **Contact info**

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About

John Burke has 49+ years' experience in metalworking manufacturing involving the balance of optimizing chemical usages while meeting strict environmental requirements. John is considered a subject matter expert in the treatment of oily wastewater, especially when those wastes involve complex surfactant ...see more

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Experience



In
Freelance
Jan 2021 - Present · 1 yr 1 mo
Cleveland, Ohio, United States



Director Engineering Services
Quaker Houghton · Full-time
Aug 2019 - Jan 2021 · 1 yr 6 mos
Conshohocken, Pennsylvania, United States



Global Director of Engineering Services
Houghton International
Nov 2001 - Aug 2019 · 17 yrs 10 mos
Valley Forge PA

Industrial Wastewater treatment, design, troublshooting, – especially oily
wastewater ...see more



Director of Environmental Engineering Services
Eaton Corporation
Jan 1972 - Nov 2001 · 29 yrs 11 mos
Cleveland/Akron, Ohio Area

Global responsibility for assisting manufacturing facilities in achiving
environmental compliance and setting long range environmental master

Education

University of Dayton
Chemical Engineering, Chemistry and Mathematics
1967 - 1971

Education Reform Committee

Licenses & certifications

Certified Metalworking fluid Specialist (CMFS)
United Latino Students Association
Issued Jan 2006 · Expired Jan 2017

Volunteering

INROADS Advisor

Cleveland Area
Jan 1990 – Aug 1995 · 5 yrs 8 mos

Mentoring Gifted Minorities from Freshman to Senior year in College

Skills

Wastewater Treatment · 10

 Endorsed by 3 colleagues at Houghton International

Environmental Compliance · 8

 Endorsed by 4 colleagues at Houghton International

Environmental Awareness · 7

 Endorsed by 2 colleagues at Houghton International

See all 27 skills

Organizations

STLE and AOCS
Jan 1977 – Present

Causes

Environment · Health · Science and Technology